Exhibit 99.1

Consent of Cushman & Wakefield Western Inc.

We hereby consent to the use of our name in the Registration Statement on Form S-11 (No. 333-205684) filed by RW Holdings NNN REIT, Inc. and the related prospectus and any amendments or supplements thereto (collectively, the “Registration Statement”) and to the description of our role in the valuation process of real estate properties owned by RW Holdings NNN REIT, Inc. and its subsidiaries wherever appearing in the Registration Statement, including but not limited to, the references to our company under the heading “Net Asset Value Calculation and Valuation Procedures” and “Calculation of Estimated Net Asset Value Per Share” in the Registration Statement and in Supplement No. 5 to the prospectus included in the Registration Statement.

January 11, 2019

CUSHMAN & WAKEFIELD WESTERN, INC.

By: /s/ Justin Glasser

Name: Justin Glasser

Title: Managing Director